                                                                  EXHIBIT (a)(5)

Lucent Technologies
Lynn Newman
908-582-5522 (office)
973-993-8033 (home)

Octel Communications Corporation
Greg Klaben
408-324-6571 (office)
408-324-2126 (home)

DEPARTMENT OF JUSTICE REQUESTS MORE INFORMATION ON LUCENT TECHNOLOGIES' ACQUISITION OF OCTEL

FOR RELEASE: FRIDAY, AUGUST 8, 1997

     MURRAY HILL, NJ -- Lucent Technologies and Octel Communications Corporation have received a second request for information from the Antitrust Division of the Department of Justice (DOJ) in connection with the proposed acquisition of Octel by Lucent.

     Noting that such a request is not unusual in these circumstances, Lucent and Octel continue to be confident that the acquisition will be completed. The companies will work expeditiously to respond to the DOJ's request.


     If necessary, Lucent will extend the tender offer as appropriate.